
December 5, 2012

Via E-mail
Mr. Brian Korney
Chief Financial Officer
Genoil Inc.
727-7 Ave. SW, #1580
Calgary, AB, Canada T2P 0Z5

     Re: **Genoil Inc.**
              Form 20-F for the Fiscal Year ended December 31, 2011
              Filed May 31, 2012
              File No. 000-50766

Dear Mr. Korney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2011

Selected Consolidated Financial Information, page 3

1.   Please revise your presentation under this heading and on pages 16 and 21 to segregate the financial information that has been prepared in accordance with International Financial Reporting Standards (IFRS) from the financial information that was prepared in accordance with Canadian GAAP to comply with Instruction 3 to General Instruction G of Form 20-F; this information should not be shown side-by-side due to the lack of comparability. In addition, disclose that the Canadian GAAP financial information is not comparable to the IFRS financial information in each section that you report both types of information to comply with Instruction 1 to General Instruction G of Form 20-F. Finally, please comply with Instruction 2 to Item 3.A of Form 20-F by including selected

financial data reconciled to U.S. GAAP for the financial statements that were prepared using a basis of accounting other than IFRS as issued by the IASB.

Exhibit 1 – Audited 2011 Financial Statements

Independent Auditors' Report, page 1

2.   A foreign private issuer is not required to reconcile its financial statements to U.S. GAAP if the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). If you believe that you satisfy this criterion and are thereby eligible to omit the U.S. GAAP reconciliation, please disclose in Note 2(a) that your financial statements comply with IFRS as issued by the IASB. In addition, please ask your auditors to revise their report to include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please read the guidance in Item 17(c) of Form 20-F if you require further clarification. Otherwise, your financial statements will need to be revised to include a reconciliation to U.S. GAAP to comply with Item 17.

3.   We note that your auditors included a matter of emphasis paragraph in their audit report regarding the uncertainty about your ability to continue as a going concern. However, the language utilized does not conform with the guidance in AU §341.12, which requires an auditor to use the phrase "substantial doubt about an entity's ability to continue as a going concern" in this context. Please ask your auditors to revise their report to comply with this guidance.

Note 24 – Reconciliation From Canadian GAAP to IFRS, page 37

4.   Please expand your disclosure to include a reconciliation between Canadian GAAP and IFRS for Other Comprehensive Income (Loss) for the transition period ended December 31, 2010 to comply with paragraph 24 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief